Filed Pursuant To Rule 433

Registration No. 333-278880

October 16, 2024

Craig Salm on Sirius XM Business Radio

[Janet Alvarez, Host, Sirius XM] Let's get it started in here. I love this song. Thank you for playing it, guys. Let's get it started. The second half of our show, the business briefing.

[Janet Alvarez] I'm your host, Janet Alvarez, with you every Monday through Friday at 9 AM EST 6 Pacific. And if you missed our show, we do have replays at 1 PM and 10 PM EST. And, of course, SiriusXM app is always there for you to download and get all of your favorite SiriusXM programming anywhere at any time. Later in the second half, we're gonna speak with Dave Stevenson, the chief business officer for Airbnb, about the latest winter release for Airbnb. It has some new features called co-hosting.

[Janet Alvarez] So if you have been interested in hosting an Airbnb that have found it perhaps a little too time consuming or challenging, co-hosts are now a new option available for you. We'll discuss that with Dave coming up later in the show. Joining us now though is one of our favorite longtime guests, Craig Salm, chief legal officer at Grayscale. Craig, how are you today?

[Craig Salm, Chief Legal Officer, Grayscale] I'm doing great, Janet. How are you?

[Janet Alvarez] Pretty well. So, Craig, Grayscale, just had a Harris Poll done on its behalf, and it's entitled the 2024 Election, The Role of Crypto. Tell us about that poll.

[Craig Salm] That's right.

[Craig Salm] So, Grayscale, the leading crypto asset manager, created a survey in partnership with the Harris Poll, which is one of the longest standing pollsters in the US, not to be confused with Vice President Harris, of course. And the purpose is to help us understand the views and interests of likely voters when it comes to investing, crypto, the financial system, and how these issues can influence their voting decisions in the upcoming election. Importantly, this is the 3rd phase of our survey that we started back in December of 2023. So, we've been able to track trends of likely American voters. All the top-level findings we found are that American voters are interested in where their candidates stand on crypto. For example, 2 and 5 Americans say they're paying more attention to a candidate's position on Bitcoin as a crypto asset compared to previous elections. More than 3 quarters, about 77% of voters agreed with the statement that a presidential candidate should have an informed perspective on innovative technology like AI and crypto.

[Craig Salm] And lastly, more than half of voters are more likely to vote for a candidate who's more about crypto compared to one who is not. So clearly, this poll shows that Americans do care whether a candidate is down on crypto.

[Janet Alvarez] So let's talk about the role of crypto in the economy because, of course, voters are increasingly owning crypto, as your poll showed, they're increasingly motivated by crypto related issues. What else did your poll find about how voters are looking at crypto in relation to the overall economy, their money, their pocketbook?

[Craig Salm] This latest survey found that 30% of the voters believe inflation is the single most pressing problem in America right now, with the second most pressing problem being the state of the economy. And given that Bitcoin, Ethereum, and other crypto assets can serve as a hedge against inflation and a store of value. To us, it's not surprising to learn that Americans are increasingly focused on where their candidates stand on crypto. We also found that crypto is transcending party affiliation. Folks like to say crypto is bipartisan, but we like to say it's nonpartisan.

[Craig Salm] It really shouldn't lean towards one political affiliation or the other. And so, we found that both political parties view their candidates as having a favorable crypto policy, with Republicans being slightly more favorable for crypto investors. Similarly, the ownership of crypto assets is similar across Democrats and Republicans, so they're going to show crypto is nonpartisan with the Trump election as well.

[Janet Alvarez] We're speaking with Craig Salm, Grayscale's Chief Legal Officer. Let's talk about the election because there is a lot on the line for crypto for crypto owners. How is Grayscale viewing the critical issues facing crypto in this election cycle?

[Craig Salm] I mentioned with the upcoming election, the survey found that half of voters are more likely to vote for a candidate with an informed deal on crypto. Importantly, if you compare that more than half, that's 56% to the last time we conducted a survey in May, which was 3% to the first time we conducted a survey in December of last year, which is 48%. We've seen an 8% increase over time for likely American voters around crypto. And a couple of things happened this year that we think are the cause for that. One was the approval of a Bitcoin ETF in the US, which is one of the most accessible ways to invest in an asset class. Grayscale offers a Grayscale Bitcoin Mini Trust, which trades under ticker BTC - So we've been happy to offer that to American voters.

[Craig Salm] There was also the approval of the 2nd largest crypto asset in an ETF format, which is called Grayscale Ethereum Trust, as well as other products that exist too. So, these events that make crypto more available for Americans seem to be causing them to care more about it, and therefore, they're likely, for their candidates going to be focused on it. Just yesterday, we actually filed for a new kind of ETF that holds a large cash basket of digital assets. That's a product that trades under the ticker symbol of GDLC.

[Craig Salm] So, we think these events will make Americans more focused on crypto and therefore their candidates in turn.

[Janet Alvarez] What else excites you about the future of the crypto space for the rest of this year?

[Craig Salm] Yeah. There's been a lot of focus on the presidential election. That's important obviously because the president picks things like the heads of the different regulatory agencies that can have an impact on the overall crypto industry. But, we're also focused on Congress. And right now, in the House, you have a comprehensive crypto bill called the Financial Innovation and Technology for the 21st Century Bill that would bring more to crypto by focusing on things like classification of assets given market participants and how they should be regulated. Similarly, in the Senate, you have the Digital Commodity Act, which also is a comprehensive piece of crypto regulation. So, we're looking at the Executive Branch, looking at the Legislative Branch and we think 2025 will be an exciting year for regulatory clarity for crypto regardless of the outcome of the election.

[Janet Alvarez] Craig, is there anything else in the future for Grayscale that interests you in regards to, for example, all this litigation and how it might impact you and proposed bills going to Congress right now?

[Craig Salm] So, in the long term, we think that legislation is the way to bring more regulatory clarity to crypto. Things like asset classification and market presence and regulation are really important to us. In the meantime, there have been several matters in the court system that have been playing out that have also bring been bringing a bit of regulatory clarity for very nuanced topics. For example, Grayscale was involved in a lawsuit that really paved the way for a spot Bitcoin ETF earlier this year, which then led to spot Ethereum ETFs and we think we'll lead to further ones in the future. And long term we think legislation is really the way to get a great clarity. So that's really where we're focused on in the upcoming year.

[Janet Alvarez] Craig, what's a little bit more about the survey, where we can find it, and where we can learn more about Grayscale?

[Craig Salm] Yep. So, if listeners want to learn more about our survey and what likely American voters should think about against the election, they can just go to grayscale.com/elections to learn more.

[Janet Alvarez] And that's Craig Salm, Grayscale's Chief Legal Officer.

Grayscale Ethereum Trust (the Trust) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Trust has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov . Alternatively, the Trust or any authorized participant will arrange to send you the prospectus (when available) if you request it by calling (833) 903 - 2211 or by contacting Foreside Fund Services, LLC, Three Canal Plaza, Suite 100, Portland, Maine 04101.